Hepion Pharmaceuticals, Inc.

c/o Clementi Associates

919 Conestoga Road

Building 3, Suite 115

Rosemont, PA 19010

January 14, 2025

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jason Drory

Re:	Hepion Pharmaceuticals, Inc.
Form S-1 Registration Statement, as amended
Filed December 26, 2024
File No. 333-284052

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Hepion Pharmaceuticals, Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 5:00 p.m., Eastern Standard Time, on Wednesday, January 15, 2025, or as soon thereafter as practicable.

Please notify Jeffrey Fessler of Sheppard, Mullin, Richter & Hampton LLP, counsel to the Company, at (212) 634-3067 as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request.

HEPION PHARMACEUTICALS, INC.

By:	/s/ John Brancaccio
Name:	John Brancaccio
Title:	Interim Chief Executive Officer